Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – MAY 6, 2010 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.15 (Fifteen cents) per common share on a pre-stock split basis or C$0.075 (seven and one-half cents) per common share after giving effect to the two-for-one stock split of the common shares which was approved at the Annual and Special Meeting of Shareholders on May 6, 2010.  The dividend will be payable July 1, 2010 to shareholders of record at the close of business on June 11, 2010.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange
ALLAN P. MARKIN
Chairman

JOHN G. LANGILLE
Vice-Chairman

STEVE W. LAUT
President

TIM S. MCKAY
Chief Operating Officer

DOUGLAS A. PROLL
Chief Financial Officer &
Senior Vice-President, Finance

COREY B. BIEBER
Vice-President,
Finance & Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com